EXHIBIT 3
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                         [LOGO -- HARVEST ENERGY TRUST]
                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

          HARVEST ENERGY TRUST ANNOUNCES CLOSING OF BOUGHT DEAL EQUITY
                      AND CONVERTIBLE DEBENTURE FINANCING
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CALGARY, AUGUST 2, 2005 (TSX: HTE.UN, NYSE: HTE) - Harvest Energy Trust (the
"Trust" or "Harvest") has closed its previously announced bought deal financing. Upon closing, a total of 6,505,600 subscription receipts (the "Subscription Receipts") were issued at a price of $26.90 per Subscription Receipt for gross proceeds of $175,000,640 and $75,000,000 principal amount of 6.5% convertible extendible unsecured subordinated debentures (the "Debentures") were issued.

The Subscription Receipts will be available for trading on the TSX under the symbol "HTE.R" but will automatically be converted into Trust Units on a one-for-one basis upon closing of the previously announced Hay River property acquisition (the "Acquisition"), expected later today. Subscription receipt holders will be entitled to receive the monthly distribution of $0.25 per Trust Unit expected to be paid on September 15, 2005, provided they retain the Trust Units received on conversion through to the August record date for distributions, anticipated to be August 25, 2005.

The Debentures have a face value of $1,000 per Debenture, a coupon of 6.5% and are listed for trading on the TSX under the symbol "HTE.DB.B". On closing of the Acquisition expected later today, the maturity date of the Debentures will be automatically extended to December 31, 2010 or the "Final Maturity Date". Interest on the Debentures is payable semi-annually on June 30 and December 31 each year beginning December 31, 2005. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after December 31, 2008, and on or before December 31, 2009 and at a price of $1,025 per Debenture after December 31, 2009 and before maturity on December 31, 2010. In each case, accrued and unpaid interest thereon, if any, will be settled at maturity or redemption. Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the Final Maturity Date, as applicable, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $31.00 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon.

The proceeds from this financing will be used to repay bank borrowings incurred to fund the Acquisition.

The financing was underwritten by a syndicate led by National Bank Financial Inc., and including TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., Canaccord Capital Corporation, GMP Securities Ltd., FirstEnergy Capital Corp., Tristone Capital Inc., Haywood Securities Inc. and Raymond James Ltd.

These Subscription Receipts and the Trust Units issuable upon conversion thereof as well as the Debentures have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit

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PRESS RELEASE                                                   AUGUST 2, 2005
HARVEST ENERGY TRUST              PAGE 2 OF 2


Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:
-------------------------------------------------------------------------------
     JACOB ROORDA
      President            CORPORATE HEAD OFFICE:
                           Harvest Energy Trust
-------------------------- 2100, 330 - 5th Avenue S.W.
      DAVID RAIN           Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                           PHONE: (403) 265-1178
-------------------------- TOLL FREE: (866) 666-1178
      CINDY GRAY           Fax: (403) 265-3490
  Investor Relations &     EMAIL:   information@harvestenergy.ca
 Communications Advisor    WEBSITE:  www.harvestenergy.ca
  gray@harvestenergy.ca
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ADVISORY: Certain information regarding Harvest Energy Trust and Harvest
Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas development, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.